EXHIBIT 21

Subsidiaries of Registrant

Premenos Corp., a Delaware corporation
Premenos Holdings, Inc., a California corporation
Premenos Europa, S.A., a Delaware corporation
Premenos U.K. Ltd., a company organized under the laws of the United Kingdom Premenos S.A., a company organized under the laws of France
Premenos Canada Holding Corp., a company organized under the laws of Canada Premenos Canada Corp., a company organized under the laws of Canada
Prime Factors, Inc., an Oregon corporation